Exhibit 99.1

China Finance Online Co. Limited’s 2013 Annual General Meeting as a publicly traded company was held in Beijing at 10:00 am (Beijing time) on June 28, 2013

Meeting address: 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033, China

At this annual general meeting of shareholders (the “Meeting”) of China Finance Online Co. Limited (the “Company”), five proposals were submitted.

The results of this Meeting are as follows:

1.	Mr. Kheng Nam Lee was re-elected as a Director of the Company.

2.	Mr. Neo Chee Beng was re-elected as a Director of the Company.

3.
The shareholders approved the appointment of Grant Thornton China as independent auditors of the Company for a term ending on the date of the next annual general meeting of shareholders to be held in 2014 and authorized the board of directors to determine their remuneration.

4.
The shareholders approved the audited consolidated financial statements of the Company for the fiscal year ended on or as of December 31, 2012 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law.

5.
The shareholders authorized the board of directors to exercise all the powers of the Company (a) to allot, issue or deal with additional (1) ordinary shares or (2) preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders (“Relevant Period”); and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the Relevant Period.

About China Finance Online Co. Limited

China Finance Online Co. Limited is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services. Through its flagship portal sites, www.jrj.com and www.stockstar.com, the Company offers basic software and information services to individual investors which integrate financial and listed-company data, information and analytics from multiple sources. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing securities investment advisory and over time wealth management services. Through its subsidiary, Genius, the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. Through its subsidiary, iSTAR Finance, the Company provides securities and futures brokerage services in Hong Kong.

For further information please contact:

Julie Zhu
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com